UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2023

Commission File Number 001-39670

PURETECH HEALTH PLC

(Translation of registrant’s name into English)

6 Tide Street, Suite 400

Boston, Massachusetts 02210

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 9, 2022, PureTech Health plc (LSE: PRTC, Nasdaq: PRTC) (the “Company”) announced the commencement of a $50 million share repurchase program (the “Program”) of its ordinary shares of one pence each (“Ordinary Shares”). The Company plans to execute the Program in two equal tranches, the first of which was completed on October 26, 2022. In respect of each of the two tranches, PureTech entered into an irrevocable non-discretionary instruction with Jefferies International Limited (“Jefferies”) in relation to the purchase by Jefferies of Ordinary Shares for an aggregate consideration (excluding expenses) of no greater than $25 million and the simultaneous on-sale of such Ordinary Shares by Jefferies to PureTech. Jefferies makes its trading decisions in relation to the Ordinary Shares independently of, and uninfluenced by, the Company. Purchases may continue during any close period to which the Company is subject. Any purchase of Ordinary Shares under the second tranche of the Program are carried out on the London Stock Exchange and any other UK recognized investment exchange which may be agreed, in accordance with pre-set parameters and in accordance with, and subject to limits, including those limits related to daily volume and price, prescribed by the Company’s general authority to repurchase Ordinary Shares granted by its shareholders at its most recent annual general meeting on June 13, 2023, Chapter 12 of the Financial Conduct Authority’s UK Listing Rules, Article 5(1) of Regulation (EU) No. 596/2014 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018) and Commission Delegated Regulation (EU) 2016/1052 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018). All Ordinary Shares repurchased under the Program will be held in treasury.

During the month ended September 30, 2023, the Company had the following daily purchases of its own Ordinary Shares under the Program through Jefferies:

Date	Ordinary Shares Repurchased	Volume Weighted Average Price Paid per Ordinary Share	Highest Price Paid	Lowest Price Paid
September 1, 2023	35,954	200.06p	201.50p	197.80p
September 4, 2023	26,557	202.06p	203.50p	200.50p
September 5, 2023	34,972	204.04p	206.00p	200.00p
September 6, 2023	34,183	199.03p	203.00p	196.00p
September 7, 2023	34,282	201.15p	205.00p	198.20p
September 8, 2023	31,932	200.45p	202.00p	198.20p
September 11, 2023	31,688	202.20p	204.00p	201.00p
September 12, 2023	35,193	207.39p	210.00p	205.00p
September 13, 2023	34,874	207.80p	209.50p	204.50p
September 14, 2023	33,277	209.59p	212.50p	206.50p
September 15, 2023	4,718	215.91p	216.00p	215.00p
September 18, 2023	13,710	222.99p	223.00p	222.50p
September 19, 2023	47,512	227.38p	228.50p	225.00p
September 20, 2023	49,098	227.01p	231.00p	225.00p
September 21, 2023	50,805	223.69p	226.50p	222.00p
September 22, 2023	50,220	218.28p	221.50p	213.50p
September 25, 2023	52,782	204.27p	213.50p	201.50p
September 26, 2023	51,042	201.47p	205.50p	200.00p
September 27, 2023	52,952	200.99p	203.50p	195.40p
September 28, 2023	52,040	186.17p	192.80p	180.40p
September 29, 2023	53,042	185.00p	190.00p	181.00p

During the month ended September 30, 2023, the Company repurchased an aggregate of 810,833 Ordinary Shares. As of September 30, 2023, the Company’s issued share capital was 289,468,159 shares, 14,929,154 of which were held in treasury, resulting in total voting rights in the Company of 274,539,005 shares. To view the details of the individual transactions, please paste the following URL(s) into the address bar of your browser with respect to each individual date of repurchase under the Program:

September 1, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4887228.html

September 4, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4888692.html

September 5, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4890135.html

September 6, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4891649.html

September 7, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4893157.html

September 8, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4894579.html

September 11, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4896110.html

September 12, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4897624.html

September 13, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4899101.html

September 14, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4900554.html

September 15, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4902098.html

September 18, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4903618.html

September 19, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4905167.html

September 20, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4906648.html

September 21, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4908196.html

September 22, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4909642.html

September 25, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4911197.html

September 26, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4912791.html

September 27, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4914423.html

September 28, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4916154.html

September 29, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4917869.html

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PURETECH HEALTH PLC

Date: October 3, 2023	By:	/s/ Daphne Zohar
		Name:	Daphne Zohar
		Title:	Chief Executive Officer